Exhibit 99.1

New Gold Reports Third Quarter Financial Results
On Track to Achieve Consolidated Annual Guidance with Lower AISC

November 5, 2020 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports third quarter results for the Company as of September 30, 2020 and reaffirms its revised annual consolidated guidance, with all-in sustaining costs  expected to be below guidance levels, primarily due to lower sustaining capital spend. On July 30, 2020, the Company issued revised guidance estimates for 2020 to incorporate the impact of COVID-19 and readers should refer to the Company's July 30, 2020 news release for further information. An earnings conference call and webcast will begin at 8:30 am Eastern Time today to discuss the third quarter financial results. (Details provided at the end of this news release.)

The Rainy River Mine delivered another strong quarter of operational and technical performance. During the quarter, mine operations ramped up towards the 2021 target capacity of approximately 150,000 tonnes per day and the mill delivered a record of 27,000 tonnes per day, reaching the maximum monthly average throughput allowable under the existing mill permit. With both the mine and mill operating at capacity and unit costs tracking towards 2021 planned levels, the Company’s efforts will now shift to focus on identifying additional opportunities to further optimize mine and mill productivities and unit cost performance.

New Afton operations continued to improve during the quarter and key B3/C-Zone projects were advanced. The focus will continue to prioritize B3/C-Zone development, thickened and amended tailings (TAT) construction, wick drain installation for the stabilization of the historic tailings facility and detailed design work related to C-Zone in-pit tailings deposition. In late October, Phase 1 of a strategic drilling program was launched to test the potential of the 12 kilometre Cherry Creek Trend, located within 3 kilometres of the New Afton mill, which could increase the resource inventory of the New Afton Mine and extend mine life.

(For detailed information, please refer to the Company’s Third Quarter Management’s Discussion and Analysis (MD&A) and Financial Statements that are available on the Company’s website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this press release. Please refer to the “Non-GAAP Financial Performance Measures” section of this press release and the MD&A. All amounts are in U.S. dollars unless otherwise indicated.)

Third Quarter and Recent Highlights

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Total production for the third quarter was 115,536 gold equivalent (gold eq.) ounces (78,959 ounces of gold, 171,825 ounces of silver and 18.2 million pounds of copper). For the nine-month period, production was 317,050 gold eq. ounces (210,043 ounces of gold, 437,524 ounces of silver and 53.6 million pounds of copper).

●	Revenues for the quarter were $174 million and $444 million for the nine-month period.

●	Operating expense for the quarter was $778 per gold eq. ounce and $791 per gold eq. ounce for the nine-month period.

●	Total cash costs[1,2] for the quarter were $822 per gold eq. ounce and $839 per gold eq. ounce for the nine-month period.

●	All-in sustaining costs (AISC)[1,2] for the quarter were $1,313 per gold eq. ounce and $1,349 per gold eq. ounce for the nine-month period.

●	Net earnings from operations for the quarter was $16 million ($0.02 per share) and net loss from operations of $58 million ($0.09 per share) for the nine-month period.

●	Adjusted net earnings[2] for the quarter was $12.4 million ($0.02 per share) and adjusted net loss of $8.7 million ($0.01 per share) for the nine-month period.

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Cash generated from operations for the quarter was $92 million ($0.14 per share) and $196 million ($0.29 per share) for the nine-month period. Operating cash flow generated from operations for the quarter, before non-cash changes in working capital2, was $84 million ($0.12 per share) and was $184 million ($0.27 per share) for the nine-month period.

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During the quarter, the Company completed the divestment of the Blackwater Project to Artemis Gold Inc. (“Artemis”) for total cash consideration of C$190 million. The initial cash payment of C$140 million was received during the quarter with the remaining C$50 million cash payment due on August 24, 2021. Under the terms of the agreement with Artemis, the Company retained an 8% gold stream and a 6% equity stake in Artemis. (Refer to the Company's June 9, 2020 and August 24, 2020 news releases for further information.)

●	During the quarter, the Company transferred approximately $90 million in letters of credit related to mine closure costs to surety bonds, increasing the funds available under the credit facility.

●
On October 9, 2020, the Company extended its secured credit facility with a syndicate of 8 top-tier financial institutions. The facility will now mature on October 9, 2023 and has a new maximum borrowing limit of $350 million. (Additional details provided below.)

●	At the end of the quarter, the Company had a cash position of $415 million and a strong liquidity position of approximately $720 million, based on the amended credit facility.

●
Mr. Eric Vinet has been promoted to Senior Vice President, Operations on October 19, 2020. Eric joined New Gold in January 2019 as Vice President, Technical Services and most recently was the Interim General Manager at the Rainy River Mine where he led the successful repositioning of the operation for profitability and free cash flow generation.

1.    "Total cash cost per gold equivalent ounce" and AISC per gold equivalent ounce" are calculated gold equivalent ounces sold
2.    See "Non-GAAP Measures" section of this press release.

"We are very pleased with our overall performance for the quarter and are tracking well to meet our revised consolidated annual guidance with AISC that are expected to be below guidance. We are very encouraged by the solid performance from the Rainy River Mine as the operation has continued to meet, or exceed, all key operational and cost targets and has substantially completed all deferred construction capital with the objective of returning to normalized sustaining capital levels. The Rainy River Mine is now repositioned to deliver strong production growth at lower costs and higher margins, which will drive a strong free cash flow stream over the life of the mine," stated Renaud Adams, CEO. "We are pleased with the improved performance at our New Afton Mine and currently all teams have been mobilized to advance all key projects, including B3/C-Zone development, thickened and amended tailings construction, stabilization of the historic tailings facility and detailed design work for the C-Zone tailings storage facility. Exploration drilling at the Cherry Creek target was recently launched with the overall objective of testing the potential for near mine resources that could extend the mine life of New Afton Mine and utilize existing infrastructure.”

Financial Highlights
	Q3 2020	Q3 2019	9M 2020	9M 2019
Revenue ($M)	173.7	168.4	444.5	491.4
Net earnings (loss), per share ($)	0.02	(0.04)	(0.09)	(0.13)
Adj. net earnings (loss)[1] per share ($)	0.02	(0.02)	(0.01)	(0.03)
Operating cash flow, per share ($)	0.14	0.15	0.29	0.37
Adj. operating cash flow[1], per share ($)	0.12	0.11	0.27	0.34
1. Refer to the “Non-GAAP Performance Measures” section of this news release.

●
Revenues for the quarter were $174 million, an increase compared to the prior-year quarter due to an increase in gold and copper prices which was partially offset by lower gold and copper sales volume. Revenues were $444 million for the nine-month period, a decrease compared to the prior-year quarter due to a decrease in gold and copper sales volume which was partially offset by an increase in gold prices.

●	Operating expenses for the quarter and nine-month period were lower than the prior-year period due to lower production.

●
Net earnings for the quarter was $16 million ($0.02 per share) and a net loss of $58 million ($0.09 per share) for the nine-month period, an increase in earnings from the prior-year quarter primarily due to higher revenue less cost of goods sold. Other gains and losses for the quarter and nine-month period includes a loss on sale of Blackwater of $30 million.

●
Adjusted net earnings for the quarter was $12.4 million ($0.02 per share) and adjusted net loss of $8.7 million ($0.01 per share) for the nine-month period, which is an increase in earnings over the prior-year periods, primarily due to higher revenue, lower operating expenses and lower depreciation and depletion.

Operational Highlights
	Q3 2020	Q3 2019	9M 2020	9M 2019	2020 Revised Guidance
Gold eq. production (ounces)[1]	115,536	128,899	317,050	384,719	415,000 - 455,000
Gold production (ounces)	78,959	91,087	210,043	255,701	284,000 - 304,000
Copper production (Mlbs)	18.2	20.1	53.6	61.2	65 - 75
Average realized gold price, per ounce[2]	1,613	1,383	1,532	1,329	-
Average realized copper price, per pound[2]	2.99	2.62	2.69	2.72	-
Operating expense, per gold eq. ounce	778	761	791	695	$780 - $860
Total cash costs, per gold eq. ounce[2]	822	819	839	751	$830 - $910
Depreciation and depletion per gold eq. ounce	452	495	469	461	$400 - $460
AISC, per gold eq. ounce[2]	1,313	1,318	1,349	1,161	$1,410 - $1,490
Sustaining capital and sustaining leases ($M)[2]	46.1	56.3	136.3	137.8	$207 - $232
Growth capital ($M)[2]	16.4	9.2	46.6	23.6	$82 - $102
1.      Total gold eq. ounces include silver and copper produced (excluding production from the Cerro San Pedro Mine) converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the company will report gold eq. ounces using a constant ratio of those prices. All copper is produced by the New Afton Mine.
2.      Refer to the “Non-GAAP Financial Performance Measures" section of this news release.

Rainy River Highlights
Rainy River Mine	Q3 2020	Q3 2019	9M 2020	9M 2019	2020 Revised Guidance
Gold eq. production (ounces)[1]	64,221	76,092	164,960	205,135	225,000 - 235,000
Gold eq. sold (ounces)	61,726	71,165	163,137	211,460	-
Gold production (ounces)	63,004	75,080	162,185	202,650	222,000 - 232,000
Gold sold (ounces)	60,592	70,233	160,438	208,970	-
Average realized gold price, per ounce	1,615	1,382	1,533	1,326	-
Operating expense, per gold eq. ounce	833	922	924	876	$920 - $980
Total cash costs, per gold eq. ounce	833	922	924	877	$920 - $980
Depreciation and depletion per gold eq. ounce	602	316	634	305	$540 - $600
AISC, per gold eq. ounce	1,469	1,593	1,592	1,413	$1,610 - $1,690
Sustaining capital and sustaining leases ($M)[2]	37.4	46.3	103.9	110.0	$145 - $160
Growth capital ($M)	0.1	0.0	0.3	6.7	$2 - $5
1. Gold eq. ounces for Rainy River in Q3 2020 includes 102,814 ounces of silver converted to a gold eq. based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce.
2. Refer to the “Non-GAAP Financial Performance Measures" section of this news release.

Rainy River Mine	FY 2019	Q1 2020	Q2 2020	Q3 2020	9M 2020
Tonnes mined per day (ore and waste)	118,404	127,684	126,512	145,701	133,344
Ore tonnes mined per day	18,712	26,012	23,101	36,515	28,572
Operating waste tonnes per day	73,702	75,596	72,575	62,818	70,302
Capitalized waste tonnes per day	25,990	26,077	30,836	46,368	34,471
Total waste tonnes per day	99,692	101,673	103,411	109,186	104,773
Strip ratio (waste: ore)	5.33	3.91	4.48	2.99	3.67
Tonnes milled per calendar day	21,980	18,441	23,880	26,998	23,121
Gold grade milled (g/t)	1.08	1.03	0.78	0.88	0.89
Gold recovery (%)	91	90	89	89	90
Mill availability (%)	88	91	90	90	90
Gold production (oz)	253,772	50,381	48,800	63,004	162,185
Gold eq. production[1] (oz)	257,051	51,106	49,633	64,221	164,960
1. Gold eq. ounces for Rainy River in Q3 2020 includes 102,814 ounces of silver converted to a gold eq. based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce.

The Rainy River Mine is expected to achieve the mid-range of the revised annual production guidance and operating expenses and cash costs are expected to be at, or potentially below the low end of revised annual guidance, primarily due to lower mining costs. AISC are expected to be below the revised annual guidance due to lower operating expenses and sustaining capital spend. Sustaining capital is tracking to achieve the lower end of the revised annual guidance estimates, primarily due to realized savings related to Tailings Management Area (TMA) construction as well as COVID-19 related delays.

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Following the approval by Health Canada, three rapid testing devices were procured to test for the COVID-19 virus as we continue to prioritize the safety and well-being of our employees and our local and Indigenous communities. Daily testing increased during the quarter to further enhance screening protocols, which have been instrumental in keeping the operation COVID-19 free.

●
For the third quarter, gold eq. production was 64,221 ounces (63,004 ounces of gold and 102,814 ounces of silver) and 164,960 gold eq. ounces (162,185 ounces of gold and 234,472 ounces of silver) for the nine-month period. For the three and nine-month production decreased when compared to the prior-year period primarily due to planned lower grades.

●
During the quarter, the open pit mine continued to ramp-up towards our 2021 target capacity of 150,000 tonnes per day. Mine productivity increased by 15% over the prior quarter, averaging 145,701 tonnes per day, achieving 97% of the 2021 productivity target. Approximately 3.4 million ore tonnes and 10.0 million waste tonnes (including 4.3 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 2.99:1. Capitalized waste increased in the third quarter as waste mining efforts focused on Phase 3 stripping.

●
During the quarter, the mill achieved a record of 26,998 tonnes per day, reaching the maximum average allowable under the existing mill permit. The mill continued to process ore directly supplied by the open pit combined with ore from the medium grade stockpile and processed an average grade of 0.88 grams per tonne at a gold recovery of 89%. Low grade ore continues to be stockpiled for future processing as part of the underground mine plan. Now that the mill has reached its maximum capacity, efforts will focus on additional optimization opportunities to increase recovery and unit cost performance. Mill availability for the quarter averaged 90%, in-line with plan.

●
Operating expense and total cash costs were $833 per gold eq. ounce for the quarter, including the Canada Emergency Wage Subsidy, which positively impacted operating expense in the quarter. For the nine-month period, operating expense and total cash costs per gold eq. ounce were $924, an increase over the prior-year period due to lower production and sales as a result of planned lower grade ore mined and processed.

●
Depreciation and depletion was $602 per gold eq. ounce for the quarter and $634 per gold eq. ounce for the nine-month period. Depreciation and depletion decreased from the prior-year period primarily due to decreased reserves and shorter mine life when compared to prior-year.

●
Sustaining capital and sustaining lease payments for the quarter were $37.4 million and $103.9 million for the nine-month period, including $10.8 million and $23.3 million of capitalized mining costs, respectively. Substantially all key capital projects were completed during the quarter, including the Stage 2 tailings dam raise, wick drain installation for stabilization of the east waste dump, commissioning of the maintenance and warehouse facilities as well as the water treatment train following the commissioning of the Biochemical Reactor (BCR2) that allows clean water effluent discharge. As previously disclosed, a small portion of the TMA construction as well as potentially other smaller projects that were originally scheduled for completion in 2021 are now planned for completion in 2020, thereby potentially reducing planned capital requirements for 2021.

●
AISC were $1,469 per gold eq. ounce for the quarter and $1,592 per gold eq. ounce for the nine-month period. For the quarter AISC decreased from the prior-year period, due to the decrease in sustaining capital spend and lower operating costs. For the nine-month period, AISC increased over the prior-year period due to lower gold eq. ounces sold.

●
In late August, development of the decline towards the Intrepid underground zone resumed with approximately 170 metres of the planned 550 metres completed to date. The objective of the 2021 program will be focused on refinement of the long-hole mining methodology as the operation prepares for the expected start of mining in 2022.

●
In the latter part of the quarter, drilling permits were received, and an exploration drilling program will be launched during the fourth quarter that will initially focus on the northeast trend area, located approximately 18 kilometers northeast of the Rainy River Mine. The 8,000 metre drilling campaign has been designed in two phases and will test previously identified high priority targets.

New Afton Highlights
New Afton Mine	Q3 2020	Q3 2019	9M 2020	9M 2019	2020 Revised Guidance
Gold eq. production (ounces) [1]	51,315	52,807	152,090	179,584	190,000 - 220,000
Gold eq. sold (ounces)	49,179	53,326	143,094	172,259	-
Gold production (ounces)	15,955	16,007	47,858	53,051	62,000 - 72,000
Gold sold (ounces)	15,168	15,634	44,948	50,393	-
Copper production (Mlbs)	18.2	20.1	53.6	61.2	65 - 75
Copper sold (Mlbs)	17.5	20.6	50.5	59.2	-
Average realized gold price, per ounce	1,606	1,390	1,529	1,343	-
Average realized copper price, per pound	2.99	2.62	2.69	2.72	-
Operating expense, per gold eq. ounce	708	545	640	473	$630 - $710
Total cash costs, per gold eq. ounce	807	682	742	596	$740 - $820
Depreciation and depletion per gold eq. ounce	255	729	272	650	$240 - $300
AISC, per gold eq. ounce	988	869	971	761	$1,080 - $1,160
Sustaining capital and sustaining leases ($M)[2]	8.7	9.7	32.0	27.4	$62 - $72
Growth capital ($M)	16.1	8.2	37.2	13.6	$70 - $85

1.      Gold eq. ounces for New Afton in Q3 2020 includes 18.2 pounds of copper and 69,011 ounces of silver converted to a gold eq. based on a ratio of $1,500 per gold ounce, $2.85 per copper pound and $17.75 per silver ounce.

2.      Refer to the “Non-GAAP Financial Performance Measures" section of this news release.

New Afton Mine	FY 2019	Q1 2020	Q2 2020	Q3 2020	9M 2020
Tonnes mined per day (ore and waste)	15,620	16,727	15,358	17,249	16,448
Tonnes milled per calendar day	15,300	15,377	14,240	15,483	15,035
Gold grade milled (g/t)	0.47	0.45	0.46	0.44	0.45
Gold recovery (%)	82	81	81	80	80
Gold production (oz)	68,785	16,409	15,494	15,955	47,858
Copper grade milled (%)	0.78	0.73	0.72	0.71	0.72
Copper recovery (%)	83	82	83	82	82
Copper production (Mlbs)	79.4	18.5	16.9	18.2	53.6
Mill availability (%)	97	98	92	98	96
Gold eq. production[1] (oz)	229,091	52,329	48,446	51,315	152,090
1.      Gold eq. ounces for New Afton in Q3 2020 includes 18.2 million pounds of copper and 69,011 ounces of silver converted to a gold eq. based on a ratio of $1,500 per gold ounce, $2.85 per copper pound and $17.75 per silver ounce.

The New Afton Mine is expected to achieve the mid-range of the revised annual production guidance as well as the operating expense and cash costs guidance. AISC are expected to be at, or below the low end of the revised annual guidance, primarily due to lower sustaining capital spend. Sustaining and growth capital are also expected to be at, or below, the low end of the revised annual guidance estimates, primarily due to B3 development efforts being shifted in the third quarter to focus on the east cave recovery areas, as well as COVID-19 delays primarily related to construction of the thickener.

●
For the third quarter, the mine produced 51,315 gold eq. ounces (15,955 ounces of gold, and 18.2 million pounds of copper) and 152,090 gold eq. ounces (47,858 ounces of gold, and 53.6 million pounds of copper) for the nine-month period. For the three- and nine-month production decreased when compared to the prior-year period primarily due to planned lower grades.

●	The underground mine averaged 17,249 tonnes per day for the quarter, above original planned levels.

●
During the quarter, the mill averaged 15,483 tonnes per day, in-line with plan. The mill processed an average gold and copper grade of 0.44 grams per tonne gold and 0.71% copper, respectively, with gold and copper recoveries of 80% and 82%, respectively. Mill availability for the quarter averaged 98%, in-line with plan.

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Operating expense per gold eq. ounce were $708 for the quarter and $640 per gold eq. ounce for the nine-month period. Operating expense per gold eq. ounce has increased as compared to the prior-year period due to lower gold and copper production and sales as a result of lower grades.

●
Total cash costs were $807 per gold eq. ounce for the quarter and $742 per gold eq. ounce for the nine-month period. Total cash costs per gold eq. ounce have increased as compared to the prior-year period, driven by lower equivalent sales in the quarter.

●
Depreciation and depletion was $255 per gold eq. ounce for the quarter and $272 for the nine-month period. Depreciation and depletion decreased from the prior-year periods as a result of the inclusion of C-zone reserves in its depletion base and a longer mine life.

●
Sustaining capital and sustaining lease payments for the quarter were $8.7 million and for the nine-month period were $32.0 million, primarily related to B3 mine development and advancement of the planned tailings dam raise. As a result of the delays in B3 development, there is a deferral of up to $10 million of sustaining capital to 2021. Currently, efforts are refocused on accelerating B3 development with the objective of returning to target levels in the near term and production from the B3 Zone remains on schedule for the second half of 2021.

●
AISC were $988 per gold eq. ounce for the quarter and $971 per gold eq. ounce for the nine-month period. AISC increased compared to prior-year periods due to lower gold eq. ounces sold as a result of lower gold and copper production in the quarter.

●
Growth capital was $16.1 million for the quarter and $37.2 million for the nine-month period. Growth capital in the quarter was primarily related to C-Zone development and detailed engineering, earthworks, associated with concrete, lime system and starting steel erection of the TAT project. Short term delays in thickener construction have been experienced by the manufacturer due to COVID-19 and as a result, up to $20 million of growth capital will be deferred to 2021. The thickener is expected to be delivered in Q1 2021 and the overall TAT project remains on schedule. In the fourth quarter, key capital projects will focus on C-Zone development, TAT construction, wick drain installation for the stabilization of the historic tailings facility and detailed design work related to C-Zone in-pit tailings deposition.

●
During the quarter, total development towards the B3 and C-Zone advanced by approximately 1,150 metres, achieving 92% of planned levels year to date as B3 development efforts were shifted to focus on the east cave recovTry areas. Currently, C-Zone development is at target levels while B3 development will be accelerated in the fourth quarter and the overall B3/C-Zone execution remains on schedule.

●
As previously disclosed, the mill continues to process lower copper and gold grades than originally planned. Both the 2020 and 2021 mine plans incorporate multiple sources of mined ore, including extraction from the east and west caves and rehabilitation and pillar recoveries of medium-high grade. During the quarter, a new access point into the east cave recovery zone was completed supporting an initial average extraction rate of 1,400 tonnes per day, including a peak of 2,000 tonnes per day, with an ultimate target extraction rate of 4,000 tonnes per day.

●
During the quarter, a key portion of the water permit was received and the Phase 1 permit for the Thickened and Amended Tailings was received in late October. B3 permitting remains on schedule and submission of the C-Zone permit is expected during the fourth quarter.

●
Approval for Phase 1 of the Cherry Creek Trend drilling program was recently received, and drilling was launched in late October. The program will focus on drilling high priority targets defined by coincidental geochemical and geophysical anomalies. The objective of the 10,000 metre Phase 1 drilling campaign is to evaluate both near surface epithermal gold and underlying copper-gold system potential within the approximately 12 kilometre trend of the prospective structural corridor located approximately 3 kilometres west of the New Afton mill.

Credit Facility Highlights

On October 9, 2020, the Company entered into an amended and restated credit agreement with a syndicate of financial institutions, including The Bank of Nova Scotia, Royal Bank of Canada, Canadian Imperial Bank of Commerce, The Toronto Dominion Bank, Bank of America N.A., Bank of Montreal, JP Morgan Chase Bank N.A., and National Bank of Canada. The amended and restated credit agreement extends the maturity date for the facility from August 14, 2021 to October 9, 2023 and modifies the maximum borrowing limit to $350 million from $400 million. All material financial covenants remain the same.

Third Quarter 2020 Conference Call and Webcast

The Company will host an earnings call and webcast on Thursday, November 5, 2020 at 08:30 AM Eastern Time to discuss the financial results. Details are provided below:

Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://onlinexperiences.com/Launch/QReg/ShowUUID=669A87CE-F2EB-4685-A672-8B43399BEAFE

●	Participants may also listen to the conference call by calling toll free 1-833-350-1329, or 1-236-389-2426 outside of the U.S. and Canada.
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A recorded playback of the conference call will be available until by calling toll free 1-800-585-8367, or 1-416-621-4642 outside of the U.S. and Canada, passcode 7759268. An archived webcast will also be available until December 5, 2020 at www.newgold.com.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in British Columbia and a 6% equity stake in Artemis. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company’s plans to optimize mine and mill productivities and unit cost performance; the Company’s expectations relating to achieving the revised annual production guidance at the Rainy River Mine and the New Afton Mine; the Company’s expectations with respect to the operating expenses, cash costs, AISC and sustaining and growth capital at the Rainy River Mine and the New Afton Mine; the cash payment and gold stream from the divestment of the Blackwater Project to Artemis; the timing of completion for capital projects at the Rainy River Mine and the New Afton Mine; the timing and nature of activities relating to the B3 mine development, C-Zone development and TAT construction at the New Afton Mine; the timing and scope of the exploration drilling programs to be launched at the Rainy River Mine and Cherry Creek; and the timing of receipt of permits at the New Afton Mine.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold’s current expectations, particularly in the context of the outbreak of COVID-19; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) there being no new cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine and the assumption that no additional members of the workforce are expected to be required to self-isolate due to cross-border travel to the United States or any other country; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company’s supply chains and workforce that would interfere with the Company’s anticipated course of action at the Rainy River Mine and the systematic ramp-up of operations, including the completion of the capital projects, including the Tailings Management Area, and the commencement and completion of the planned exploration drilling program; (12) the Company being able to release updated annual guidance on the timing described herein; (13) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position; and (14) Artemis being able to complete the remaining C$50 million cash payment due on August 24, 2021 for the acquisition of the Blackwater Project.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; there being cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine, or both; the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, being required to self-isolate due to cross-border travel to the United States or any other country; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction or mine development projects at the Rainy River Mine or the New Afton Mine on the timing described herein or at all; the Company not being able to commence or complete the planned exploration drilling programs at the Rainy River Mine and Cherry Creek on the timing described herein or at all; and Artemis not being able to make the remaining C$50 million cash payment due on August 24, 2021. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information contained herein has been reviewed and approved by Eric Vinet, Senior Vice President, Operations of New Gold. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
This news release was prepared in accordance with Canadian standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. Accordingly, during this period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or mineral reserves contained or referenced in this news release may not be comparable to similar information made public by United States companies. Readers are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. The term “resource” does not equate to the term “reserves”. Readers should not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Readers are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Non-GAAP Financial Performance Measures
All-in sustaining costs (AISC) per gold eq. ounce, total cash costs per gold ounce and per gold eq. ounce, sustaining capital, sustaining lease and growth capital, adjusted net earnings/(loss), operating cash flows generated from operations, before changes in non-cash operating working capital, and average realized price, are non-GAAP financial measures that do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. In addition, certain non-GAAP measures are utilized, along with other measures, in the Company scorecard to set incentive compensation goals and assess performance of its executives.

All-In Sustaining Costs per Gold eq. Ounce

“All-in sustaining costs per gold eq. ounce” is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the ounces of gold eq. sold to arrive at a per ounce figure.

In addition to gold, the Company produces copper and silver. Gold eq. ounces of copper and silver produced or sold in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Gold eq. ounces produced or sold in a period longer than one quarter are calculated by adding the number of gold eq. ounces in each quarter of that period. In 2020 the Company will report gold eq. ounces using a consistent ratio. Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business.

New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the Company in assessing the Company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Sustaining Capital and Sustaining Lease

“Sustaining capital” and “sustaining lease” are non-GAAP financial measures. New Gold defines sustaining capital as net capital expenditures that are intended to maintain operation of its gold producing assets. A sustaining lease is similarly a capital lease payment that is sustaining in nature. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining or growth capital. Management uses sustaining capital and other sustaining costs, to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. Sustaining capital and sustaining lease are intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Growth Capital

“Growth capital” is a non-GAAP financial measure. New Gold terms non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine growth capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are sustaining capital. Growth capital is intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Cash Costs

“Total cash costs per ounce” and total cash costs per gold eq. ounce are non-GAAP financial measures which are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs per gold ounce are net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. Total cash costs per gold eq. ounce are divided by gold eq. ounces sold to arrive at a per ounce figure. Unless otherwise indicated, all total cash cost information in this news release is on a gold eq. ounce basis. Gold eq. ounces of copper and silver produced in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced during that quarter. Gold eq. ounces produced in a period longer than one quarter are calculated by adding the number of gold eq. ounces in each quarter of that period. In 2020 the Company will report gold eq. ounces using a consistent ratio. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP.

Adjusted Net Earnings/(Loss)

“Adjusted net earnings/(loss)” and “adjusted net earnings/(loss) per share” are non-GAAP financial measures. Net earnings/(loss) have been adjusted and tax affected for the group of costs in “Other gains and losses” on the condensed consolidated income statement and other nonrecurring items. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings/(loss) from continuing operations. The Company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect items which are included in other gains and losses. Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

Operating Cash Flows Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Operating cash flows generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, and excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Average Realized Price

“Average realized price per ounce or pound sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

For additional information with respect to the non-GAAP measures used by the Company, including reconciliation to the nearest IFRS measures, refer to the detailed non-GAAP performance measure disclosure in the Management’s Discussion and Analysis for the nine months ended September 30, 2020 filed at www.sedar.com and on EDGAR at www.sec.gov.